UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

No. 1 Building, 5 Bailiantan Road

Yuhang District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Explanatory Note

On January 10, 2025, the Board of Directors (the “Board”) of Roan Holdings Group Co, Ltd. (“Roan” or the “Company”) unanimously passed a resolution to amend the Company’s Memorandum and Articles of Association (the “Amended M&A”) and to authorize the issuance of Class C Preferred Shares. The Amended M&A deleted certain historic provisions relating to the Business Combination (as defined therein) of the Company, amended the Class B Conversion Date to be September 30, 2025, and set out the rights of the Class C Preferred Shares, so that amongst other things they shall (i) automatically convert into ordinary shares of the Company on the Class C Conversion Date (as defined therein) and (ii) rank junior to the Class A Preferred Shares and Class B Preferred Shares on a liquidation of the Company. The Board also authorized the issuance of 97,176,635 Class C Preferred Shares to July Technology Pte. Ltd. in exchange for consideration of RMB 41,000,000. The issuance is contingent upon the adoption and registration of the Amended M&A.

The Company has filed the Amended M&A with the BVI Registry of Corporate Affairs effective January 20, 2025. A copy of the Amended M&A is attached hereto as Exhibit 3.1.

Exhibit Index

Exhibit	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: January 24, 2025	By:	/s/ Zhiyong Tang
	Name:	Zhiyong Tang
	Title:	Chief Executive Officer

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